Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

iStar Financial Inc.
New York, New York

We consent to the incorporation by reference in the iStar Financial Inc. Registration Statements on Forms S-3 (Nos. 333-124795, 333-73592, 333-114113, 333-165459) and Forms S-8 (Nos. 333-34300 and 333-140003)  of our report dated July 29, 2010 (October 14, 2010 as to the first and preceding to last paragraph of Note 21 and as to the fifty-fifth and preceding to last paragraph of Note 1) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding a change in accounting for other than temporary impairments in 2009) related to the consolidated financial statements of LNR Property Holdings Ltd. and Subsidiaries as of November 30, 2009 and 2008 and for the years ended November 30, 2009, 2008 and 2007 appearing in the Current Report on Form 8-K/A of iStar Financial Inc. dated October 14, 2010.

/s/ Deloitte & Touche LLP
Miami, Florida
October 14, 2010